Filed Pursuant to Rule 433 dated March 6, 2025

Relating to Preliminary Prospectus Supplement dated March 6, 2025 and

Prospectus dated November 13, 2023

Registration Statement No. 333-275509

Final Term Sheet

$1,000,000,000

Public Service Enterprise Group Incorporated

$600,000,000 4.900% Senior Notes due 2030

$400,000,000 5.400% Senior Notes due 2035

March 6, 2025

Issuer:	Public Service Enterprise Group Incorporated

Trade Date:	March 6, 2025

Settlement Date*:	March 10, 2025 (T+2)

Aggregate Proceeds to Issuer Before Expenses:	$992,914,000

Security:	4.900% Senior Notes due 2030 (the “2030 Notes”)	5.400% Senior Notes due 2035 (the “2035 Notes”)

Ratings**:	Baa2 (stable outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings

Security Type:	Senior Unsecured Fixed Rate Notes	Senior Unsecured Fixed Rate Notes

Principal Amount:	$600,000,000	$400,000,000

Maturity Date:	March 15, 2030	March 15, 2035

Coupon:	4.900% per annum	5.400% per annum

Interest Payment Dates:	The 15th of each March and September, beginning September 15, 2025	The 15th of each March and September beginning September 15, 2025

Redemption Provisions:	Prior to February 15, 2030 (the date that is one month prior to the maturity date of the 2030 Notes) (the “2030 Notes Par Call Date”), the Issuer may redeem the 2030 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:	Prior to December 15, 2034 (the date that is three months prior to the maturity date of the 2035 Notes) (the “2035 Notes Par Call Date”), the Issuer may redeem the 2035 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the 2030 Notes matured on the 2030 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15.0 basis points, less (b) interest accrued to, but excluding, the redemption date; and

(2) 100% of the principal amount of the 2030 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2030 Notes Par Call Date, the Issuer may redeem the 2030 Notes at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the 2035 Notes matured on the 2035 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20.0 basis points, less (b) interest accrued to, but excluding, the redemption date; and

(2) 100% of the principal amount of the 2035 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2035 Notes Par Call Date, the Issuer may redeem the 2035 Notes at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Benchmark Treasury:	4.000% due February 28, 2030	4.625% due February 15, 2035

Benchmark Treasury Yield:	4.061%	4.282%

Re-offer Spread to Benchmark:	+87.0 basis points	+112.0 basis points

Re-offer Yield:	4.931%	5.402%

Price to Public:	99.863% of Principal Amount	99.984% of Principal Amount

CUSIP / ISIN:	744573 BA3/US744573BA31	744573 BB1/US744573BB14

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC BNY Mellon Capital Markets, LLC TD Securities (USA) LLC	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC BNY Mellon Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA LLC CastleOak Securities, L.P. Siebert Williams Shank & Co.	BNP Paribas Securities Corp. Mizuho Securities USA LLC CastleOak Securities, L.P. Siebert Williams Shank & Co.

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Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or UK.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; and RBC Capital Markets, LLC toll-free at 1-866-375-6829.